                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)
                               (Amendment No. 1)



                       Building One Services Corporation
                       ---------------------------------
                               (Name of Issuer)


                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)


                                 120114 10 3
                                --------------
                                (CUSIP Number)

                               December 23, 1998
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_] Rule 13d-1(b)
        [_] Rule 13d-1(c)
        [X] Rule 13d-1(d)

CUSIP No. 120114 10 3             13G
          -----------


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jonathan J. Ledecky
     ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                  (b) / /
     ---------------------------------------------------------------------------
3    SEC USE ONLY
     ---------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
     ---------------------------------------------------------------------------

               5  SOLE VOTING POWER

NUMBER OF               -0-
SHARES           ---------------------------------------------------------------
BENEFICIALLY  6  SHARED VOTING POWER
OWNED BY
EACH                    4,500,000*
REPORTING        ---------------------------------------------------------------
PERSON         7  SOLE DISPOSITIVE POWER
WITH
                        -0-
                 ---------------------------------------------------------------
               8  SHARED DISPOSITIVE POWER

                        4,500,000*
                 ---------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,500,000**
     ---------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  / /**
     ---------------------------------------------------------------------------



-----------
* This figure includes 1,950,000 shares of the issuer's common stock underlying a currently exercisable warrant owned by the reporting person. In connection with a merger agreement dated December 23, 1998, between Building One Services Corporation and Boss Investment LLC, the reporting person on December 23, 1998, entered into a stockholder agreement with Boss Investment LLC pursuant to which the reporting person agreed to vote, and granted Boss Investment LLC a related proxy to vote, his 2,550,000 shares of common stock and the 1,950,000 shares of common stock which could be acquired upon exercising his warrant in favor of the merger, and agreed to consult with Boss Investment LLC with respect to his agreement to elect to retain 50% of his shares in the merger. Termination of the merger agreement, which was announced on February 8, 1999, terminated the stockholder agreement and, therefore, as of February 16, 1999, the reporting person has sole voting and dispositive power.


**   This figure includes 1,950,000 shares of the issuer's common stock underlying a currently exercisable warrant owned by the reporting person.

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.9%
     ---------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON*

          IN
     ---------------------------------------------------------------------------

                     SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
-------

     (a) Name of Issuer: Building One Services Corporation

     (b) Address of Issuer's Principal Executive Offices:
               800 Connecticut Avenue, N.W.
               Suite 1111
               Washington, D.C. 20006

Item 2.
------

     (a) Name of Person Filing: Jonathan J. Ledecky

     (b) Address of Principal Business Office or, if none, Residence:
               800 Connecticut Avenue, N.W.
               Suite 1111
               Washington, D.C. 20006

     (c) Citizenship:   United States of America

     (d) Title of Class of Securities:  Common Stock

     (e) CUSIP Number: 120114 10 3

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
------
check whether the person filing is a:

     (a) / /  Broker or Dealer registered under Section 15 of the Act
     (b) / /  Bank as defined in section 3(a)(6) of the Act
     (c) / /  Insurance company as defined in section 3(a)(19) of the Act
     (d) / / Investment Company registered under section 8 of the Investment Company Act
     (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
     (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)
     (h) / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership
------

     (a) Amount beneficially owned:   4,500,000 shares**

     (b) Percent of class:            9.9%

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote                  -0-
                                                                  --------------
         (ii) Shared power to vote or to direct the vote            4,500,000*
                                                                  --------------
        (iii) Sole power to dispose or direct the disposition of        -0-
                                                                  --------------
         (iv) Shared power to dispose or direct the disposition of  4,500,000*
                                                                  --------------

Item 5.   Ownership of Five Percent or Less of a Class
------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
------

     Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
------
          Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8.   Identification and Classification of Members of the Group
------

     Not applicable.

Item 9.   Notice of Dissolution of Group
------

     Not applicable.

Item 10.  Certification
-------

     Not Applicable.


-----------
**   This figure includes 1,950,000 shares of the issuer's common stock underlying a currently exercisable warrant owned by the reporting person.

* This figure includes 1,950,000 shares of the issuer's common stock underlying a currently exercisable warrant owned by the reporting person. In connection with a merger agreement dated December 23, 1998, between Building One Services Corporation and Boss Investment LLC, the reporting person on December 23, 1998, entered into a stockholder agreement with Boss Investment LLC pursuant to which the reporting person agreed to vote, and granted Boss Investment LLC a related proxy to vote, his 2,550,000 shares of common stock and the 1,950,000 shares of common stock which could be acquired upon exercising his warrant in favor of the merger, and agreed to consult with Boss Investment LLC with respect to his agreement to elect to retain 50% of his shares in the merger.
Termination of the merger agreement, which was announced on February 8, 1999, terminated the stockholder agreement and, therefore, as of February 16, 1999, the reporting person has sole voting and dispositive power.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 16, 1999                     By: /s/ Jonathan J. Ledecky
                                                  ------------------------------
                                                  Jonathan J. Ledecky